Bit-X Financial Corporation

Management’s Discussion and Analysis of Financial Conditions

And Results of Operations (“MD&A”)

For The Three and Nine Months Ending September 30, 2015

1

BIT-X FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2015

This report is dated November 27 2015

The following discussion and analysis prepared as at November 27, 2015, explains trends in the financial condition and results of operations of Bit-X Financial Corporation. (“Bit-X” or “the Company”) for the three and nine months ended September 30, 2015 as compared to the same period in 2014. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2014. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with International Financial Reporting Standards. All financial statement figures are reported in Canadian dollars unless explicitly stated otherwise.

Caution on Forward-Looking Information

This report contains certain statements that constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management’s expectation or plans. These statements include, but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management’s ability to predict or control including risks that may affect Bit-X’s operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, Bit-X is able to finance future acquisitions on reasonable terms; and that Bit-X maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under “Risk and Uncertainties” contained elsewhere in this discussion. Bit-X undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

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BIT-X FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2015

Overview

The Company is a British Columbia corporation, incorporated on December 28, 2000. The registered and corporate office is at 838 West Hastings, Suite 300, Vancouver, British Columbia, Canada, V6C-0A6. The Company does not have an agent in the United States.

The Company was incorporated under the name Black Diamond Holdings Corporation. On September 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008 the Company changed its name to Rainchief Energy Inc. On February 19, 2015 the Company changed its name from Rainchief Energy Inc. to Bit-X Financial Corporation. The Company is listed as a fully reporting issuer on the FINRA OTC bulletin board and is traded under the symbol “BITXF”.

The Company is engaged in licensing, developing and branding a digital asset exchange trading platform and peer to peer electronic payment processing network that will allow users to buy and sell fiat currencies and crypto-currencies (including Bitcoin) in real time. Prior to 2015, the Company was engaged in identifying, financing, and developing oil and gas energy resource properties in North America. Prior to 2012, the Company was engaged in the financing and development of photovoltaic solar energy projects in Europe.

Organization Structure

As of the date of this report the Company has three wholly-owned subsidiaries: Digatrade Ltd, Digatrade (UK) Ltd (incorporated in the United Kingdom) and Digatrade Ltd (incorporated in Nevada, USA).

The Company’s two former wholly-owned subsidiaries, Jaydoc Capital Corporation and Rainchief Renewable-1 SRL (incorporated under the laws of the Republic of Italy) were deregistered during the nine months ended September 30, 2015.

Recent corporate developments

During the period commencing on January 1, 2015, the Company experienced the following corporate developments:

Change of Business

On February 19, 2015 the Company announced that it had ceased its oil and gas exploration activities and will focus on licensing, developing and branding a digital currency exchange trading platform and peer to peer electronic payment processing network that will allow users to buy and sell digital currencies (including Bitcoin) in real time. Accordingly, it recorded an impairment of its oil and gas property assets as at December 31, 2014. On the same date the Company changed its name from Rainchief Energy Inc. to Bit-X Financial Corporation.

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BIT-X FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2015

On March 31, 2015 the Company entered into an agreement with Mega Ideas Holdings Inc of Hong Kong, doing business as ANX, to license, develop and brand a digital currency exchange, trading platform and peer to peer electronic payment processing network. As of the date of this report, the Company has incurred development costs amounting to $164,602 (US$145,000) in connection with the project.

Appointment of Chief Executive Officer

On July 16, 2015 the Company announced that Mr. Brad Moynes has been appointed Chief Executive officer of Company in place of Mr. Paul Heney. Mr. Heney will continue as a director and the Chairman of the Board of Directors.

Appointment of Director

On July 16, 2015, the Company announced appointment of Mr. Nikita Oraevskiy as a Director and Chief Strategic Analyst.

Private Placement

On March 18, 2015, the Company completed a private placement of 250,000 shares at US$0.10 per share, raising gross proceeds of US$25,000 ($32,000).

On November 23, 2015, the Company completed a private placement of 400,000 shares at price of US$0.05 per share, raising gross proceeds of US$20,000 ($26,653).

Shares issued pursuant to business consulting agreements

On May 1, 2015, the Company issued 300,000 shares with a fair value of $15,000 pursuant to business consulting agreements with two unrelated third parties

Shares issued pursuant to Investor Relations consulting agreements

On May 1, 2015, the Company entered into an agreement for investor relations consulting services with an unrelated third party over a nine month period. The Company agreed to pay US$17,500 ($21,630) and issued 400,000 shares with a fair value of $70,000 pursuant to the agreement.

On May 1, 2015, the Company entered into an agreement for investor relations consulting services with an unrelated third party over a nine month period. The Company issued 900,000 shares with a fair value of $45,000 pursuant to the agreement.

On May 1, 2015, the Company entered into an agreement for investor relations consulting services with an unrelated third party over a nine month period. The Company agreed to pay US$2,500 ($3,900) and issued 100,000 shares with a fair value of $5,000 pursuant to the agreement.

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BIT-X FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2015

Promissory notes

On January 27, 2015, the Company issued a convertible promissory note in the amount of US$8,000 ($9,956) to an unrelated party. The note is non-interest bearing, unsecured and matures on December 31, 2018.

On February 6, 2015, the Company issued a convertible promissory note in the amount of US$25,000 ($31,113) to an unrelated party. The note is non-interest bearing, unsecured and matures on December 31, 2018.

On March 12, 2015, an unrelated party settled certain debts totaling $10,650 on behalf of the Company and undertook to settle further debts in the amount of $1,827. The Company issued a convertible promissory note in the amount of US$9,975 ($12,477) in connection with the payments and the undertaking. The note is non-interest bearing, unsecured and matures on December 31, 2018.

On April 1, 2015, the Company issued a convertible promissory note in the amount of US$15,000 ($19,049) to an unrelated party. The note is non-interest bearing, unsecured and matures on December 31, 2018.

On May 7, 2015, the Company issued a convertible promissory note in the amount of US$20,000 ($24,072) to an unrelated party. The note is non-interest bearing, unsecured and matures on December 31, 2018.

On May 19, 2015, the Company issued a convertible promissory note in the amount of $4,200 to an unrelated party. The note is non-interest bearing, unsecured and matures on December 31, 2018.

On May 28, 2015, the Company issued a convertible promissory note in the amount of US$15,000 ($18,665) to an unrelated party. The note is non-interest bearing, unsecured and matures on December 31, 2018.

On June 26, 2015, the Company issued a convertible promissory note in the amount of US$12,000 ($14,455) to a related party. The note is non-interest bearing, unsecured and matures on December 31, 2018.

On July 29, 2015, an unrelated party settled certain debts totaling US$30,000 on behalf of the Company. The Company issued a convertible promissory note in the amount of US$30,000 ($38,680) in connection with the payment. The note is non-interest bearing, unsecured and matures on December 31, 2018.

On August 7, 2015, the Company issued a convertible promissory note in the amount of US$10,000 ($13,138) to an unrelated party. The note is non-interest bearing, unsecured and matures on December 31, 2018.

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BIT-X FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2015

On September 19, 2015, the Company issued a convertible promissory note in the amount of $4,200 to an unrelated party. The note is non-interest bearing, unsecured and matures on December 31, 2018.

The notes may be converted into common shares of the Company in whole or in part at the option of the holders upon terms to be determined by the Company either 10 days prior to repayment of the note or the maturity date, whichever shall occur first. The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to the maturity date, and shall bear interest at 3% per annum compounded annually should the Company default on the notes.

Selected Annual Information

The following table provides a brief summary of the Company’s annual financial data for the latest three fiscal years ended December 31, 2013.

	Years ended December 31,
	2012	2013	2014

Net loss	226,261	220,479	234,144
Basic and diluted loss per share*	0.301	0.008	0.004

Total assets	150,014	121,957	16,153
Total liabilities	473,071	480,493	480,493

* Adjusted to take account of the consolidation of the Company’s common shares on April 3, 2013

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BIT-X FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2015

Results of Operations

For the three and nine months ended September 30, 2015 the Company had net losses of $119,031 and $424,447, respectively, as compared with net losses of $41,723 and $85,735 for the three and nine months ended September 30, 2014.

Accounting, Audit and Legal expenses amounted to $8,086 and $20,086 for the three and nine months ended September 30, 2015, respectively, essentially unchanged as compared with the three months ended September 30, 2014, and a reduction of $3,464 as compared with the amount expended during the nine months ended September 30, 2014. The reductions during the nine months ended September 30, 2015 resulted from cost savings negotiated by management.

Consulting Expense for the three and nine months ended September 30, 2015 amounted to $15,000 and $60,000, respectively, as compared with $17,500 and $47,500 for the three and nine months ended September 30, 2014. The decrease in expenditure in the category of expense during the three months ended September 30, 2015 resulted from the reduction of the utilization of consulting services during the period as compared with the same period in 2014. The increase in Consulting Expense for the nine months ended September 30,2015 as compared with the amount expended during the none months ended September 2014 amounting to $12,500, resulted from the engagement of additional consultants during the three and nine months ended September 30, 2015 in connection with the Company’s entry into the digital exchange trading platform and peer to peer electronic payment processing network business.

Filing and Transfer Agents Fees for the three and nine months ended September 30, 2015 amounted to $2,117 and $6,235, respectively, resulting in increases of $4,117 and $2,501 as compared with the amounts of ($2,000) and $3,851 expended on this category of expense during the three and nine months ended September 30, 2014.

Management fees for the three and nine months ended September 30, 2015 were unchanged at $15,000 and $45,000, respectively, as compared with the three and nine months ended September 30, 2014.

The Company engaged three Investor Relations consultants during the three and nine months ended September 30, 2015, incurring costs of $45,265 and $81,785, respectively. The Company did not incur Investor Relations expenses during the three and nine months ended September 30, 2014.

During the three and nine months ended September 30, 2015, the Company incurred $38,680 and $164,602, respectively in Project Costs in connection with the Company’s entry into the digital exchange trading platform and peer to peer electronic payment processing network business. The Company did not incur any Project Costs for the three and nine months ended September 30, 2014.

The Company realized a foreign exchange loss of $30,472 for the three months ended September 30, 2015, as compared with a foreign exchange loss of $2,998 for the three months ended September 30, 2014. During the nine months ended September 30, 2015 the Company realized losses on foreign exchange amounting to $39,148, as compared with losses on foreign exchange amounting to $8,003 for the corresponding period in 2014. The gains and losses resulted from changes in the foreign currency exchange rate between the Canadian and US Dollars.

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BIT-X FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2015

During the nine months ended September 30, 2014, the Company realized a gain on the settlement of certain debt in the amount of $44,783.

Financial position

The Company had a working capital deficiency of $837,269 as at September 30, 2015, as compared with a working capital deficiency of $529,951 as at December 31, 2014; an increase of $307,318.

The increase in working capital deficiency of $307,318 during the nine months ended September 30, 2015 was due to a decreases in GST Receivable of $6,434 and an increase in Accounts Payable and Accrued Liabilities of $26,384, together with an increase in Convertible Notes Payable for $291,604; offset by increases of $1,169, $10,000 and $5,935 in Cash, Liquidity Deposit and Prepaid Expenses, respectively.

Liquidity and Capital Resources

Sources of Cash

Changes in GST/HST Receivable accounts during the three months ended September 30, 2015 provided $6,434 and changes in Accounts Payable and Accrued Liabilities provided $38,861.

During the nine months ended September 30, 2015, the Company received $130,446 in proceeds from the issuance of Convertible Promissory Notes and $32,000 from the issuance of Common Shares.

Uses of Cash

The uses of cash during the nine months ended September 30, 2015 were $175,508 to fund the Company's continuing operations, prepaid investor relations expenses in the amount of $21,064 and $10,000 to provide a liquidity deposit for the trading platform.

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BIT-X FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2015

Quarterly Disclosure – Eight Quarters Preceding Most Recently Completed Financial Year

The following table sets forth selected unaudited financial information prepared by management of the Company.

	Three months ended
	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015
	$	$	$	$

Revenues	-	-	-	-
Net loss	(148,408)	(67,046)	(238,370)	(119,031)
Basic and Diluted loss per share *	(0.004)	(0.001)	(0.003)	(0.001)

	Three months ended
	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014
	$	$	$	$

Revenues	-	-	-	-
Net loss	(48,107)	(960)	(43,053)	(41,723)
Basic and Diluted loss per share *	(0.003)	(0.000)	(0.000)	(0.001)

* Adjusted to take account of the consolidation of the Company’s common shares on April 3, 2013

Earnings Information

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

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BIT-X FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2015

Transactions with Related Parties

As reported in the unaudited interim condensed financial statements for the nine months ended September 30, 2015 and 2014, the Company was involved in certain transactions with related parties:

Management Fees

The Company incurred management fees for services provided by key management personnel as described below. All related party transactions were in the ordinary course of business and were measured at their exchange amount.

	Three Months ended September 30,		Nine Months ended September 30,
	2015	2014	2015	2014
	$	$	$	$

Management Fees	15,000	15,000	45,000	45,000

Promissory Note Payable

On June 26, 2015, the Company issued a convertible promissory note in the amount of US$12,000 ($14,455) to a related party. The note is non-interest bearing, unsecured and matures on December 31, 2018.

Significant Accounting Policies

The Company’s significant accounting estimates are as described in the Company’s unaudited interim condensed financial statements for the nine months ended September 30, 2015.

Significant Accounting Estimates

The Company’s significant accounting estimates are as described in Note 3 of the Company’s 2014 Consolidated Annual Financial Statements.

New Accounting Standards Not Yet Adopted

A number of new accounting standards, amendments to standards, and interpretations are issued but not yet effective up the date of issuance of the Company’s consolidated financial statements. The Company intends to adopt the following standards when they become effective. The Company has not yet determined the impact of these standards on its consolidated financial statements.

IFRS 9 – Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of International Accounting Standards (“IAS”) 39 and applies to the classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual period beginning on or after January 1, 2013, but Amendments to IFRS 9-Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018.

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BIT-X FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2015

Off Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

a) Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

•	Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

•	Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

•	Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

•	Cash is classified as held-for-trading and accordingly carried at its fair value;

•	Subscription receivable is classified as loan and receivable, and accordingly carried at its amortized cost;

•	Accounts payable and accrued liabilities, and amounts due to related parties are classified as other financial liabilities and are currently carried at their amortized cost.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

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BIT-X FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2015

Internal Control over Financial Reporting

As at the date of this report, Management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Outstanding Share Data

(a)	Common shares

Authorized

Unlimited number of common shares without par value.

Issued and outstanding as at September 30, 2015

82,442,179 common shares for a net consideration of $3,358,848

(b)	Stock Options

Outstanding stock options as at September 30, 2015

Nil

(c)	Share Purchase Warrants

Outstanding share purchase warrants as at September 30, 2015

30,000 warrants at a weighted average exercise price of US$1.33 per share.

The warrants expire on various dates between October 15, 2015 and October 28, 2015:

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan. For the nine months ended September 31, 2015, the Company recorded a net loss from operations of $424,447, as compared with a net loss of $85,735 for the nine months ended September 31, 2014. The financial statements have been prepared using IFRS applicable to a going concern. However, as disclosed in Note 1 to the interim condensed financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $4,214,241 as at September 30, 2015. Operations for the nine months ended September 30, 2015 have been funded primarily from the issuance of share capital and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from convertible debt instruments and loans (including convertible debt instruments and loans from principal shareholders and relatives of principal shareholders).

We estimate that we will require at least $500,000 to begin licensing, developing and branding a digital exchange trading platform and peer to peer electronic payment processing network that will allow users to buy and sell fiat currencies and crypto-currencies (including Bitcoin) in real time. A full implementation of our business plan will be delayed until the necessary capital is raised.

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BIT-X FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2015

Our entry into the digital exchange trading platform business may not be successful and there are risks attendant on these activities.

The crypto-currency and alternative coin business is a new industry and highly volatile. There are many companies, large and small entering the market with the capital to develop and create new innovative applications utilizing Decentralized Network Coordination Technology "DCNT", resulting in a highly competitive and fast moving environment. Even with capital and technical expertise, industry, political and compliance risks are significant. Regulatory compliance and the overall ecosystem of crypto-currencies is extremely complex and not yet fully defined by governments and financial institutions worldwide. We may not be able to finance our business plan and marketing plan, there is no assurance that our entry into this business will be successful.

Risks Related to Our Stock.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock. Our stock trades on the “OTC.BB” but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for beverage companies generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market. In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

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BIT-X FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three and nine months ending September 30, 2015

As "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

Your legal recourse as a United States investor could be limited. The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov

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